Exhibit 12.1

LENNOX INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars Except Ratios)

	Nine Months Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Earnings:

Add:
Pretax Income from Continuing Operations before minority interest and income or loss from equity investees	$326.6	$269.2	$303.8	$262.1	$191.2	$157.7
Fixed Charges (calculated below)	23.7	29.3	22.8	19.1	22.4	22.9
Amortization of capitalized interest (a)	—	—	—	—	—	—
Distributed income of equity investees	3.9	11.0	9.1	10.3	9.3	11.0
LII’s share of pre-tax losses of equity investee for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtotal	354.2	309.5	335.7	291.5	222.9	191.6

Subtract:
Interest Capitalized	0.4	0.6	0.5	0.4	0.3	0.2
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	0.1	(0.1)	0.5	0.3	0.3

Subtotal	0.4	0.7	0.4	0.9	0.6	0.5

Total earnings:	$353.8	$308.8	$335.3	$290.6	$222.3	$191.1

Fixed Charges:

Interest Expense	$19.4	$24.1	$17.9	$15.5	$18.0	$18.3
Capitalized Interest Expense	0.4	0.6	0.5	0.4	0.3	0.2

Amortized Premiums, discounts and capitalized interest expense related to indebtedness	1.1	1.1	1.0	1.0	0.9	0.9
Estimate of the interest within rental expense	2.8	3.5	3.4	2.2	3.2	3.5
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$23.7	$29.3	$22.8	$19.1	$22.4	$22.9

Ratio of earnings to fixed charges	14.9	10.5	14.7	15.2	9.9	8.3

(a)	Amount of amortization expense related to capitalized interest cannot be disaggregated from the normal depreciation that is recorded on a monthly basis.